August 5, 2024

Xiao Jian Wang
Chief Executive Officer
GD Culture Group Limited
22F - 810 Seventh Avenue
New York, NY 10019

       Re: GD Culture Group Limited
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-37513
Dear Xiao Jian Wang:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   Jason Ye